# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phibro Animal Health Corporation, CIK 0001069899
CUSIP: 71742Q106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste 21, Teaneck, New Jersey (NJ), 07666-6712
Date of event which requires filing of this statement: 04/21/2026
Amends the filing with accession number 0001571049-14-001352
Filed by CIK 0001601607
Persons authorized to receive notices and communications: Jack C. Bendheim, Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste 21, Teaneck, New Jersey (NJ), 07666-6712, (201) 329-7300

## Reporting persons
- BFI Co., LLC (CIK 0001601607): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,591,914; sole dispositive power 0; shared dispositive power 19,591,914; aggregate amount beneficially owned 19,591,914 (48.3% of the class)
  Comment: The Reporting Person holds 95,880 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), and 19,496,034 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") as of April 23, 2026. Class B Common Stock is convertible into Class A Common Stock at any time after issuance on a one-for-one basis, and has no expiration date. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 40,564,716, which is equal to the sum of 21,068,682 shares of Class A Common Stock outstanding as of April 21, 2026, as reported by the Issuer to the Reporting Person, plus 19,496,034 shares of Class A Common Stock issuable upon conversion of Class B Common Stock beneficially owned by the Reporting Person.
- Jack C. Bendheim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 19,591,914; sole dispositive power 0; shared dispositive power 19,591,914; aggregate amount beneficially owned 19,591,914 (48.3% of the class)
  Comment: The reported securities represent 19,591,914 shares of Common Stock directly held by BFI Co., LLC ("BFI"). Mr. Bendheim exercises voting and dispositive power over BFI and may be deemed to have shared voting and investment power over the securities held by BFI. Mr. Bendheim may be deemed to be the beneficial owner of 95,880 shares of Class A Common Stock and 19,496,034 shares of Class B Common Stock as of April 23, 2026. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 40,564,716, which is equal to the sum of 21,068,682 shares of Class A Common Stock outstanding as of April 21, 2026, as reported by the Issuer to the Reporting Person, plus 19,496,034 shares of Class A Common Stock issuable upon conversion of Class B Common Stock beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Phibro Animal Health Corporation
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste 21, Teaneck, New Jersey (NJ), 07666-6712
Comment: This Amendment No. 24 to Schedule 13D (this "Amendment") relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the "Schedule 13D") which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed August 11, 2014, that certain Amendment No. 2 to Schedule 13D, filed March 24, 2015, that certain Amendment No. 3 to Schedule 13D, filed August 4, 2015, that certain Amendment No. 4 to Schedule 13D, filed November 2, 2015, that certain Amendment No. 5 to Schedule 13D, filed March 23, 2016, that certain Amendment No. 6 to Schedule 13D, filed May 30, 2017, that certain Amendment No. 7 to Schedule 13D, filed June 23, 2017, that certain Amendment No. 8 to Schedule 13D, filed July 14, 2017, that certain Amendment No. 9 to Schedule 13D, filed December 26, 2017, that certain Amendment No. 10 to Schedule 13D, filed June 26, 2018, that certain Amendment No. 11 to Schedule 13D, filed September 17, 2018, that certain Amendment No. 12 to Schedule 13D, filed June 26, 2019, that certain Amendment No. 13 to Schedule 13D, filed December 20, 2019, that certain Amendment No. 14 to Schedule 13D, filed June 8, 2020, that certain Amendment No. 15 to Schedule 13D, filed December 15, 2020, that certain Amendment No. 16 to Schedule 13D, filed June 25, 2021, that certain Amendment No. 17 to Schedule 13D, filed May 25, 2022, that certain Amendment No. 18 to Schedule 13D, filed December 16, 2022, that certain Amendment No. 19 to Schedule 13D, filed June 8, 2023, that certain Amendment No. 20 to Schedule 13D, filed February 12, 2024, that certain Amendment No. 21 to Schedule 13D, filed November 15, 2024, that certain Amendment No. 22 to Schedule 13D, filed June 3, 2025 and that certain Amendment No. 23 to Schedule 13D, filed December 15, 2025. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby supplemented as follows:

The ownership percentages set forth below are based on 21,068,682 shares of Class A Common Stock outstanding as of April 21, 2026, as reported by the Issuer to the Reporting Persons, plus 19,496,034 shares of Class A Common Stock issuable upon conversion of Class B Common Stock beneficially owned by the Reporting Persons.

BFI directly owns 95,880 shares of Class A Common Stock and 19,496,034 shares of Class B Common Stock as of April 23, 2026, representing 48.3% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock. As the Class A Manager of BFI, Mr. Bendheim may be deemed to beneficially own the 95,880 shares of Class A Common Stock and 19,496,034 shares of Class B Common Stock owned by BFI.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby supplemented as follows:

Mr. Bendheim has the sole authority to vote all of the Common Stock of the Issuer owned by BFI and, together with certain other family members, is the manager of BFI with respect to the economic rights pertaining to such Common Stock of the Issuer owned by BFI.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

Within the prior 60 days, the Reporting Persons disposed of shares of Class A Common Stock in the market transactions set forth in Exhibit 3 attached hereto.

Except for the foregoing or as otherwise set forth herein, there were no transactions in securities of the Issuer beneficially owned by the Reporting Persons in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of April 29, 2014, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on April 29, 2014).

Exhibit 3 - Transactions by the Reporting Persons.

## Signatures
- BFI Co., LLC: /s/ Jack C. Bendheim, Jack C. Bendheim/Class A Manager (04/23/2026)
- Jack C. Bendheim: /s/ Jack C. Bendheim, Jack C. Bendheim (04/23/2026)